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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC File Number 000-24815
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                                                       CUSIP Number    45814H103
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(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


          For Period Ended: December 31, 1998
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          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: ____________


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information


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Full Name of Registrant
Former Name if Applicable

                  Integrated Transportation Network Group Inc.
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Address of Principal Executive Office (Street and Number)

                        205 West 39th Street, 16th Floor
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City, State and Zip Code
                            New York, New York 10018
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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X]     (a)   The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable
                    effort or expense;
      [X]     (b)   The subject annual report, semi-annual report, transition
                    report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
                    quarterly report or transition report on Form 10-Q, or
                    portion thereof will be filed on or before the fifth
                    calendar day following the prescribed due date; and
      [ ]     (c)   The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.


                                                                SEC 1344 (11091)

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Company's business consists entirely of the business of its 92% owned subsidiary, Shenzhen Jinzhenghua Transportation Industrial Development Co., Ltd., whose operations are located entirely in the Peoples Republic of China. Despite the Company's best efforts, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 1998 within the prescribed time period because the Company is having difficulty obtaining certain information located in the Peoples Republic of China that is necessary to the completion of the Form 10-K. The Company intends to file its Annual Report on Form 10-K before the 15th calendar day following the prescribed due date.
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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification

         Willy W. Wu                         212                 840-8866
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         (Name)                          (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   Yes [X]    No [ ]

The Company expects to report net income of approximately $7,800,000 for the year ended December 31, 1998, compared with net income of approximately $5,886,000 for the year ended December 31, 1997, an increase of approximately $1,914,000. The increase in Net Income was primarily attributable to increased revenue of $9.8 million, partially offset by the following: increased operating expenses of $3.5 million, $900,000 in expenses, which represented the cumulative effect of a change in accounting principle requiring the write off of organization costs, $1,500,000 of estimated settlement costs (excluding Company legal fees) related to the securities class action, which the Company expects to pay through the issuance of Common Stock, increased income taxes of $1.5 million, and increased minority interest of $600.

                  Integrated Transportation Network Group Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 1999                     By /s/ Willy W. Wu
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                                          Name:  Willy W. Wu
                                          Title: Principal Accounting Officer




                                                                SEC 1344 (11091)